UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

CHEROKEE INC

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)

16444H102

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 02, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16444H102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,872,970
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 2,872,970
	10.	SHARED DISPOSITIVE POWER 268,050

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,020
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The percentage was calculated based on 14,321,418 shares of Common Stock, as follows: (i) 13,951,066 shares of Common Stock outstanding as of December 1, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017; plus (ii) 370,352 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

CUSIP No. 16444H102	13D	Page 3 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 2,872,970
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 3,141,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,020
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 16444H102	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.02 per share (“Common Stock”), of Cherokee Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Principal Executive Offices 5990 Sepulveda Boulevard, Sherman Oaks, CA 91411.

Item 2.  Identity and Background.

a) This statement on Schedule 13d is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC (CSC), also filed on behalf of Mr. Jeffrey Bronchick as an individual.

b) The address of the principal office of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is as an Investment Adviser.

Mr. Bronchick is currently the Portfolio Manager and Founder of Cove Street Capital LLC.

d) CSC, nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) CSC, nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order
(1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company.
Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser has purchased securities on behalf of its clients. No monies were borrowed for such acquisition. Transactions and arrangements described below:

.August 2017 Financing

On August 11, 2017, Cove Street Capital LLC and other investors entered into common stock purchase agreements with the Issuer, pursuant to which, on August 16, 2017, such investors collectively purchased from the Issuer an aggregate of 947,870 shares of Common Stock in a private placement financing at a per share purchase price of $4.22 and for an aggregate purchase price of approximately $4.0 million. Of such shares, Cove street capital LLC purchased from the Issuer 236,967 shares of Common Stock for a purchase price of approximately $828,794. In addition, pursuant to the terms of the purchase agreements,Cove Street Capital and certain of the other investors agreed to grant to the Issuer certain equity commitment rights, and in consideration for the grant of such rights, on August 18, 2017, the Issuer issued to such investors warrants to purchase up to an aggregate of 326,695 shares of Common Stock at an initial exercise price of $4.22 per share. Of such warrants, the Issuer issued to Cove Street capital a warrant to purchase up to 59,241 shares of Common Stock, totalling to 296,208 shares. All of the warrants are exercisable at any time from March 5, 2018 until the seven-year anniversary of the initial issuance date, may be exercised in cash or on a “cashless” basis, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions. As a result of certain subsequent events, the Issuer has reported that the equity commitment rights granted by Cove Street Capital and the other investors under the purchase agreements are no longer in effect and will not be exercised or called.

December 2017 Financing

On December 7, 2017, Cove Street Capital and certain other investors entered into a junior participation letter agreement with Cerberus Business Finance, LLC (“Cerberus”), as administrative and collateral agent under the Issuer’s senior secured credit facility for aggregate borrowings of $50.0 million in principal amount, pursuant to which such investors collectively purchased from the existing lenders under such credit facility an aggregate of $11.5 million in junior and subordinate participation interests under the credit facility. Of such participation interests, Cove Street Capital purchased a participation interest equal to $7 million, which was paid by Cove Street Capital in its capacity as an Investment Adviser to purchase on behalf of its clients. As an inducement to the investors’ agreement to purchase such participation interests, on December 7, 2017, the Issuer issued to such investors warrants to purchase up to an aggregate of 511,111 shares of Common Stock at an initial exercise price of $2.25 per share. Of such warrants, the Issuer issued Cove Street Capital a warrant to purchase up to 311,111 shares of Common Stock. All of the warrants are exercisable at any time from December 7, 2017 until the seven-year anniversary of the original issuance date, may be exercised in cash or on a “cashless” basis, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, without the purpose or effect influencing or changing control of the issuer. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC's clients or dispose of some or all of CSC's current holdings of the Securities in the ordinary course of CSC's business and the management of its client accounts.

In recent conversations with the Issuer regarding operational improvements and strategic direction, the Reporting Persons have made suggestions in regard to enhancing the composition of the Issuer’s Board of Directors (the “Board”). No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board regarding the composition of the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,951,066 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2017.

Cove Street Capital in its capacity as an Investment Adviser has purchased securities on behalf of its clients. No monies were borrowed for such acquisition. Transaction activity in the past 60 days are below:

 Cove Street Capital

Date of Transaction	Buys/Sells	Quantity	Amount	Unit Price
12/11/2017	Sell	56,340	115,709.63	2.05
12/11/2017	Buy	46,554	96,385.40	2.07
12/12/2017	Sell	91,832	180,454.81	1.97
12/12/2017	Buy	88,622	180,141.94	2.03

 Jeffrey Bronchick

Date of Transaction	Buys/Sells	Quantity	Amount	Unit Price
12/15/2017	Sell	15,000	31,289.27	2.10
1/25/2018	Buy	15,000	24,900.00	1.66

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated February 2, 2018 by and among the reporting persons.

CUSIP No. 16444H102	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cove Street Capital LLC

/s/ Merihan Tynan Merihan Tynan

Chief Compliance Officer Insert Title

February 2, 2018 Insert Date

Jeffrey Bronchick

/s/ Jeffrey Bronchick Jeffrey Bronchick

February 2, 2018 Insert Date